ASX RELEASE | January 28, 2020 | ASX:PLL; NASDAQ:PLL
PIEDMONT REPORTS NEW SPODUMENE PEGMATITE DISCOVERIES AND FINAL PHASE 4 DRILL RESULTS
•	Piedmont has completed the final 19 drill holes of its Phase 4 drilling program, comprising 12 holes at our Central property and 7 holes at our Core property
•	10 of the 12 holes drilled on the Central property intersected significant mineralization, including:
o	36.0m @ 1.11% Li2O from 15m and 44.9m @ 1.30% Li2O from 72m in Hole 19-CT-19
o	13.0m @ 1.28% Li2O from 169m and 7.3m @ 1.37% Li2O from 203m in Hole 19-CT-26
•	6 of the 7 holes drilled on the Core property intersected significant mineralization, including:
o	14.8m @ 1.55% Li2O from 81m and 12.4m @ 1.02% Li2O from 35m in Hole 19-BD-332
o	12.3m @ 1.55% Li2O from 69m, including 5.1m @ 2.13% Li2O from 76m in Hole 19-BD-333
•	Soil and rock chip sampling have led to the discovery of five new spodumene-bearing pegmatites
•	Recent x-ray diffraction (XRD) analysis continues to confirm “spodumene-only” lithium mineralogy

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce drill results for the final 19 drill holes of the Phase 4 drill campaign completed on the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA (Figure 2).  The drill results are from the Central and Core properties. Significant mineralization was encountered in 17 of the 19 holes reported.
The Phase 4 program comprised a total of 113 drill holes for 18,393 meters on both the Core and Central properties. 12 holes for 1,834 meters have been completed on the Central property (Figure 3) since an initial Mineral Resource estimate (“MRE”) was announced in April 2019. 7 holes totaling 820 meters have been completed at Core property (Figure 4) since announcing an updated MRE in June 2019.  At both properties, the drilling was predominantly focused on Exploration Target areas.
These drill results continue to expand the extent of mineralization on both properties.  At Central, mineralization has been extended laterally, to the southwest, and down dip.  At the Core property, 5 of the 7 holes confirmed a significant new flat lying pegmatite in the southwest portion of the property.
Additionally, Piedmont has undertaken soil sampling over the past year which has proved to be a valuable exploration tool within the TSB.  This year’s soil sampling program followed by rock chip sampling has led to the discovery of five new spodumene-bearing pegmatites on Piedmont exploration properties.
The regional data continues to highlight the overall size and continuity of the Carolina TSB and its importance as a domestic source for the critical element, lithium.  Figure 1 shows a 25-mile portion of the Carolina TSB which hosts two historic mines, Piedmonts Lithium’s MRE, USGS Mineral Resource Data System (MRDS) spodumene/lithium occurrences and other areas of confirmed spodumene mineralization documented by Piedmont Lithium’s activities and regional mapping. After 70 years of history, the belt still has enormous exploration potential to add additional lithium resources.
Finally, recent XRD analysis from two composite samples, one from Core and one from Central, continue to identify spodumene as the only lithium bearing mineral identified.

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

North Carolina Office

32 N Main Street Suite 100

BELMONT, NC 28012

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

USA
Piedmont Lithium Project
N
Core Property
Area 1
Rock Chip Assays up to 2.37% Li_2O
Area 2
Rock Chip Assays up to 2.63% Li_2O
Area 5
Rock Chip Assays up to 2.10% Li_2O
Area 3
Rock Chip Assays up to 2.41% Li_2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Central Property
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li_2O
Sunnyside Property
20.9 meters intercept
@ 1.42% Li_2O in Hole 18-SS-001
Bessemer City
Carolina Tin-Spodumene Belt
Piedmont Lithium project
Former lithium mine
Resource
USGS MRDS lithium/spodumene occurences
Other spodumene occurrences
Rock chip sample areas
Kings Mountain Mine
Proposed Piedmont Lithium Chemical Plant Site
10 km

Figure 1 – TSB Map showing Piedmont MRE, New Pegmatite Discoveries, and Historical Mines and Data
Keith D. Phillips, President and Chief Executive Officer, commented: “We are excited by the continued positive news on the exploration front.  In 2019 we increased our Mineral Resource Estimate from 16.2Mt @ 1.12% to 27.9Mt @ 1.11%, and we believe there is significant potential for further increases. The Carolina Tin-Spodumene Belt is one of the world’s largest spodumene occurrences, and as we continue to build our land package and have exploration success, the potential for mine life extension or throughput expansion will be an important area of focus.”
For further information, please contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
B Corridor
S Corridor
F Corridor
19-BD-333
19-BD-334
19-BD-332
19-BD-338
19-BD-337
19-BD-335
19-BD-336
Core Property
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li2O
Central Property
19-CT-022
19-CT-020
19-CT-019
19-CT-026
19-CT-030
19-CT-027
19-CT-025
19-CT-028
19-CT-029
19-CT-024
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Drillholes
Drillholes with assays reported in this News Release
500 m

Figure 2 - Piedmont Lithium Project Property and Drill Hole Location Map
Central Property Drilling Discussion
Eastern Dike
The most interesting drill results reported are from 19-CT-019, where two wide intercepts of spodumene bearing pegmatite were encountered along the eastern dike trend:  36.0m @ 1.11 Li2O% beginning at 14.6m downhole and 44.9 m @ 1.30% Li2O beginning at 72.4m downhole (Figure 3).  This hole was a 54-meter step out to the southwest of hole 19-CT-018, which was the last hole included in the initial Central MRE.  A follow-up hole 19-CT-020 was drilled in the opposite direction to scissor hole 19-CT-019, and a cross section (A-A’) interpretation is provided in Figure 4.  The intercepts reported are drill thickness and not true thickness as interpretations suggest the pegmatite has a slight westerly dip.

Hole 19-CT-021 was drilled approximately 30 meters southwest of 19-CT-020; it encountered two thin spodumene bearing dikes suggesting that the thickest portion of the eastern dike plunges to the southwest beneath holes 19-CT-020 and 19-CT-021.
Hole 19-CT-022 was drilled 92 meters north of 19-CT-020 and was designed to reconfirm the dip and to upgrade the resource classification of the eastern dike.  The results confirm the near vertical orientation of the eastern spodumene bearing dike.
Holes 19-CT-024 and 19-CT-028 both targeted sub-crop of spodumene bearing pegmatite. These holes encountered mineralization at shallow depths downhole, 2.0 m and 0.8m, respectively.  Hole 19-CT-025 was drilled to the southeast under 19-CT-024 and 19-CT-028 with no significant results suggesting the mineralization encountered in 19-CT-024 and 19-CT-028 is a portion of the eastern dike system and dips south-easterly.

Central Property
Mineral Resource
2.8 Mt @ 1.34% Li2O
Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
19-CT-022
19-CT-020
19-CT-021
19-CT-019
A
A'
19-CT-026
19-CT-023
19-CT-030
19-CT-027
19-CT-025
19-CT-029
19-CT-028
19-CT-024
Property boundary
Indicated resource
Inferred resource
Exploration target areas
Drillholes
Drillholes with assays reported in this News Release
250 m

Figure 3- Central Property Drill Hole and Section Location Map

Western Dike
Holes 19-CT-026, 19-CT-027 and 19-CT-029 targeted the southeast dipping western dike.  All the holes intercepted significant mineralization and continue to confirm the 60-75-degree southeast dip of the western dike.  The deeper intercepts in holes 19-CT-026 and 19-CT-027 targeted the lower edge of the resource block.  These results will expand the resource 40 – 80 meters down dip.
Hole 19-CT-029 was drilled, in the Exploration Target area, 80m southwest of hole 19-CT-012. These results significantly expand the potential resource to the southwest.  In addition, this hole encountered four individual mineralized dikes suggesting more complex diking and the possibility of sub horizontal dike orientations.
Other
Hole 19-CT-030 was targeting a small spodumene bearing outcrop in a previously unexplored area.  Several zones of barren pegmatite were encountered within the drill hole with no significant mineralization reported.

A
A'
19-CT-020
19-CT-019
36.01 m @ 1.11% Li2O
250 m RL
3.29 m @ 1.75% Li2O
13.07 m @ 1.82% Li2O
44.94 m @ 1.30% Li2O
200 m RL
A
A'
20 m

Figure 4 - Cross section for Central Property

Core Property Drilling Discussion
Of the seven holes completed, four targeted a zone in the southwest portion of the property where little to no drilling had been previously completed (Figure 5).  In Piedmont Lithium’s press release dated May 29, 2019 a cross section was included where two relatively steep dipping dikes were interpreted with a potential flat lying dike connecting two steep dipping dikes.  This area was described as having significant or high potential.  Five holes targeted this potential flat lying dike with all five successfully intersecting the dike.  Holes 19-BD-332 and 19BD-333 successfully intersected spodumene bearing pegmatite at expected depths (Figure 6).  Hole 19-BD-332 was most significant as it targeted the up-dip of the eastern steep dipping dike (12.4m @ 1.02% Li2O) and the new flat lying dike (14.8m @ 1.55% Li2O%) whereas hole 19-BD-333 targeted the flat lying pegmatite (12.3m @ 1.55% Li2O ) approximately 60 meters northwest.
Holes 19-BD-333, 334, 337 and 338 have now traced the extent of the flat lying pegmatite for over 200 meters to the south.  Oriented core and cross section interpretations confirm the dike has an east-west strike with a shallow south dip.  Mineralization, both up dip and downdip, remains open.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
S Corridor
B Corridor
F Corridor
19-BD-333
19-BD-334
19-BD-332
19-BD-335
19-BD-336
19-BD-338
19-BD-337
Core Property
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Drillholes
Drillholes with assays reported in this News Release
500 m

Figure 5 - Drill Location Map for the Core Property

S
S'
19-BD-298
19-BD-295
19-BD-334
19-BD-332
19-BD-299
17-BD-101
250 m RL
200 m RL
150 m RL
100 m RL
14.92 m @ 1.76% Li_2O
incl. 9.00 m @ 2.07% Li_2O
6.62 m @ 1.44% Li_2O
16.96 m @ 1.60% Li_2O
incl. 4.16 m @ 2.06% Li_2O
12.32 m @ 1.55% Li_2O
3.13 m @ 1.04% Li_2O
12.42 m @ 1.02% Li_2O
14.84 m @ 1.55% Li_2O
8.35 m @ 1.76% Li_2O
5.35 m @ 1.23% Li_2O
9.52 m @ 0.90% Li_2O
5.01 m @ 1.35% Li_2O
15.52 m @ 0.76% Li_2O
incl. 3.2 m @ 1.65% Li_2O
50 m
S
S'

Figure 6 - Cross section for the Core Property
Soil Sampling and Rock Chip Sampling
Soil sampling has proven to be an excellent prospecting tool for spodumene bearing pegmatite within the Carolina Tin- Spodumene Belt.  To date, piedmont has collected 2,390 soil samples from its properties.  The samples have been assayed by ICP analysis for 49 elements.  By evaluating abundances and ratios of elements in the soils, bedrock lithologies can be interpreted.  A specific suit of elements highlights pegmatite bedrock.  Prospecting these areas indicative of pegmatite bedrock along with areas of elevated lithium has led to the discovery of pegmatites and spodumene bearing pegmatites.
For example, the eastern pegmatite at the Central property was highlighted by soil geochemistry, a pegmatite bedrock signature with a weak to moderate lithium anomaly.  Subsequent prospecting identified a few small float blocks of spodumene pegmatite, drilling then confirmed the discovery of a significant high grade spodumene pegmatite.
Figure 7 shows five additional areas in which spodumene bearing pegmatite have been discovered using the soil data followed by prospecting and rock chip sampling.  The maximum lithium assays from the rock chip samples are shown on the figure, and a complete table of rock samples from each area are shown in Appendix 2.  Rock chip samples were collected from float blocks to outcrop.  Spodumene has been confirmed visually from all the areas highlighted.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Area 1
Rock Chip Assays up to 2.37% Li_2O
Core Property
Area 5
Rock Chip Assays up to 2.10% Li_2O
Area 2
Rock Chip Assays up to 2.63% Li_2O
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Area 3
Rock Chip Assays up to 2.41% Li_2O
Central Property
279
274
Hallman-Beam Mine
Sunnyside
Rock Chip Assays up to 2.91% Li_2O
Sunnyside Property
20.9 meters intercept @ 1.42% Li_2O in Hole 18-SS-001
Piedmont Lithium project
Former lithium mine
Resource
Drillholes
Rock chip sample areas
Major highway
Railway
Powerline
2.5 km

Figure 7 - Map showing Maximum Lithium Assays (Li2O%) for Rock Chip Samples for Each Area.

X-ray Diffraction (XRD) Analysis
Recent XRD analysis continue to confirm the unique “spodumene only” lithium mineralogy for Piedmont Lithium’s resources and the Carolina TSB.  Piedmont selected two drill holes, one from Central (19-CT-014) and one from Core (19-BD-265), where SGS Laboratories composited drill core sample pulps from mineralized pegmatite within the mineral resource.  Subsequently a sub-sample was collected from each of the two composites and analyzed at SGS Lakefield using Semi-Quantitative Mineral Identification by XRD (ME-LR-MIN-MET-MN-D03) method.  The composites were reconciled with a bulk chemistry whole rock analysis and/or other chemical data.  The details for each sample are summarized below in Table 1.
Table 1: XRD Analysis Details Results
	Drill Hole	19-CT-17	19-BD-265
	Property	Central	Core
	Total No. of Composited Pulps	19	24
Lithium-bearing minerals	Spodumene	20.4	19.6
	Petalite	-	-
	Lepidolite	-	-
	Zinnwaldite	-	-
	Holmquistite	-	-
	Non-lithium bearing minerals	79.5	80.4
	Total	100.0	100.0
	Weighted Average from Diamond Drill Hole Assays (Li2O%)
	Composite Sample Assays (Li2O%)	1.66	1.57

The XRD results, along with the data presented in the Press Release of June 18, 2019, continue to demonstrate that lithium occurs almost exclusively within spodumene in Piedmont’s mineral resource.  Percentages of spodumene from the XRD analysis correlate well with the Li2O% calculated from the drill core pulps.  Additionally, the results show the pegmatite has very similar mineralogy and mineral percentages from one property to another.  The primary mineralogy of the mineralized pegmatite consists of quartz, albite, spodumene, microcline and muscovite.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O.  The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1- Drill Core Assay Data
Hole ID	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-CT-019	473345.2	3913427.7	284.8	292.9	-55.8	172.5		14.6	50.61	36.01	1.11
							and	72.4	117.34	44.94	1.30
							and	143.4	144.4	1.00	1.70
19-CT-020	473285.7	3913472.4	282.2	132.2	-52.5	109.5		32.65	35.44	3.29	1.75
							and	61.57	74.64	13.07	1.82
							including	62.46	72.88	10.42	2.04
19-CT-021	473247.1	3913448.5	281.4	119.2	-52.6	145.5		63.14	64.22	1.08	1.00
							and	86.52	90.41	3.89	1.16
19-CT-022	473296.1	3913564.4	277.2	115.2	-54.2	150.0		23.53	24.65	1.12	0.81
							and	90.56	105.48	14.92	1.42
							including	90.56	99.82	9.26	1.75
19-CT-023	473232.5	3913383.2	281.3	127.4	-50.7	140.0		50.88	52.22	1.34	1.52
							and	95.8	99.38	3.58	0.93
19-CT-024	473235.1	3913236.7	286.5	315	-54.2	151.5		2.03	9.25	7.22	0.86
							and	14.26	18.5	4.24	0.96
19-CT-025	473179.9	3913280.8	285.6	133.2	-52.9	118.0	No Significant Intercepts
19-CT-026	473225.6	3913382.5	281.2	309.8	-56.6	226.5		169.22	182.19	12.97	1.28
							including	170.17	179.6	9.43	1.65
							and	203.1	210.37	7.27	1.37
							including	203.71	209.07	5.36	1.71
19-CT-027	473173.8	3913294.8	286.0	315.1	-55.4	235.5		102.38	107.16	4.78	0.87
							and	149.91	155.14	5.23	0.82
							and	190.4	198.3	7.90	1.24
19-CT-028	473237.9	3913237.5	285.8	310.1	-85.8	61.5		0.75	30.89	30.14	0.95
							including	3.0	17.5	14.50	1.23
							including	23.8	30.89	7.09	1.32
19-CT-029	473084.8	3913292.1	285.7	310.8	-57.5	154.5		29.28	33.05	3.77	0.75
							including	29.28	31	1.72	1.35
							and	50.16	56.8	6.64	0.76
							including	50.63	53.68	3.05	1.59
							and	65.64	68.35	2.71	0.83
							and	119.29	127.44	8.15	0.85
							including	122.92	127.44	4.52	1.29
19-CT-030	472707.0	3913331.2	280.8	338.1	-55.5	166.5	No Significant Intercepts
19-BD-332	473431.3	3915767.0	267.7	311	-50.7	130.5		21.06	22.92	1.86	0.68
							and	34.80	44.61	12.42	1.02
							and	81.20	96.04	14.84	1.55
19-BD-333	473367.9	3915813.8	244.4	297	-49.5	110		68.63	80.95	12.32	1.55
							including	75.83	80.95	5.12	2.13
							and	96.01	99.14	3.13	1.04
19-BD-334	473355.4	3915780.9	254.2	299	-49.2	110		89.06	99.94	10.88	1.50
19-BD-335	473698.6	3915886.8	250.3	294	-59.6	76		32.46	33.71	1.25	0.90
							and	39.04	40.00	0.96	1.14
							and	55.96	57.50	1.54	0.99
19-BD-336	473635.2	3915718.8	241.4	295	-54.9	96		No Significant Intercepts
19-BD-337	473333.8	3915702.4	262.6	298	56.1	148		125.14	135.27	10.13	1.24
							including	126.14	131.19	5.05	1.77
19-BD-338	473282.6	3915693.9	271.8	299	-60.3	150		133.42	142.38	8.96	0.97

Appendix 2- Rock Chip Assay Data
Sample ID	Easting	Northing	Area	Sample Type	Sample Description	Li2O (%)
B00374202	475952	3917137	Area 1	Grab	Spodumene Pegmatite	1.85
B00374203	476007	3917196	Area 1	Grab	Spodumene Pegmatite	0.72
B00374204	476010	3917183	Area 1	Grab	Spodumene Pegmatite	2.20
B00374205	476116	3917257	Area 1	Grab	Spodumene Pegmatite	0.47
B00374206	475989	3917378	Area 1	Grab	Pegmatite	1.05
B00374207	476124	3917410	Area 1	Grab	Spodumene Pegmatite	1.45
B00374208	476221	3917380	Area 1	Grab	Spodumene Pegmatite	1.71
B00374211	475372	3916891	Area 1	Grab	Spodumene Pegmatite	1.46
B00374212	475390	3916930	Area 1	Grab	Spodumene Pegmatite	1.42
B00374213	475394	3916934	Area 1	Grab	Spodumene Pegmatite	2.37
B00374214	475419	3916984	Area 1	Grab	Spodumene Pegmatite	1.04
B00374215	475432	3916991	Area 1	Grab	Spodumene Pegmatite	0.85
B00374216	475574	3917166	Area 1	Grab	Spodumene Pegmatite	1.43
B00084640	471879	3914404	Area 2	Grab	Spodumene Pegmatite	2.63
B00084643	471905	3914425	Area 2	Grab	Spodumene Pegmatite	1.08
B00084644	471865	3914434	Area 2	Grab	Pegmatite	0.82
B00084645	471828	3914395	Area 2	Grab	Pegmatite	0.02
B00084646	471817	3914439	Area 2	Grab	Pegmatite	0.05
B00084647	471684	3914493	Area 2	Grab	Spodumene Pegmatite	1.35
B00084648	471709	3914472	Area 2	Grab	Spodumene Pegmatite	2.05
B00084649	471944	3914411	Area 2	Grab	Pegmatite	0.04
B00084650	471908	3914395	Area 2	Grab	Pegmatite	0.03
B00344905	471756	3914470	Area 2	Grab	Spodumene Pegmatite	1.25
B00344906	471697	3914436	Area 2	Grab	Spodumene Pegmatite	0.01
B00344907	471731	3914485	Area 2	Grab	Spodumene Pegmatite	1.87
B00344908	471751	3914495	Area 2	Grab	Pegmatite	0.02
B00344909	471713	3914479	Area 2	Grab	Spodumene Pegmatite	1.74
B00344910	471702	3914482	Area 2	Grab	Spodumene Pegmatite	0.26
B00344911	471688	3914479	Area 2	Grab	Spodumene Pegmatite	1.42
B00344912	471681	3914491	Area 2	Grab	Spodumene Pegmatite	0.96
B00344913	471676	3914496	Area 2	Grab	Spodumene Pegmatite	0.76
B00344914	471672	3914499	Area 2	Grab	Spodumene Pegmatite	0.94
B00344915	471672	3914471	Area 2	Grab	Spodumene Pegmatite	0.46
B00344916	471670	3914403	Area 2	Grab	Pegmatite	0.02
B00344917	471667	3914395	Area 2	Grab	Pegmatite	0.07
B00344918	471820	3914367	Area 2	Grab	Pegmatite	0.01
B00344919	471828	3914415	Area 2	Grab	Pegmatite	0.03
B00344920	471784	3914436	Area 2	Grab	Pegmatite	0.01
B00344921	471756	3914513	Area 2	Grab	Pegmatite	0.03
B00344922	471753	3914509	Area 2	Grab	Pegmatite	0.01
B00344923	471892	3914544	Area 2	Grab	Spodumene Pegmatite	0.74
B00344924	471857	3914595	Area 2	Grab	Pegmatite	0.03
B00084629	472146	3913992	Area 3	Grab	Pegmatite	0.02
B00084630	472176	3913997	Area 3	Grab	Pegmatite	0.08
B00084631	472182	3913996	Area 3	Grab	Pegmatite	0.07
B00084632	472191	3913980	Area 3	Grab	Pegmatite	0.05
B00344929	472339	3914311	Area 3	Grab	Pegmatite	0.02
B00344930	472396	3914245	Area 3	Grab	Pegmatite	0.02
B00344931	471977	3913884	Area 3	Grab	Pegmatite	0.04
B00344932	471950	3914151	Area 3	Grab	Spodumene Pegmatite	2.10
B00344933	471935	3914149	Area 3	Grab	Spodumene Pegmatite	2.09
B00344934	471930	3914155	Area 3	Grab	Spodumene Pegmatite	2.41

Sample ID	Easting	Northing	Area	Sample Type	Sample Description	Li2O (%)
B00344901	470750	3909662	Sunnyside	Grab	Spodumene Pegmatite	1.72
B00344902	470759	3909660	Sunnyside	Grab	Spodumene Pegmatite	1.55
B00344903	470752	3909655	Sunnyside	Grab	Spodumene Pegmatite	0.16
B00344904	470758	3909650	Sunnyside	Grab	Spodumene Pegmatite	0.31
B00344935	470639	3908912	Sunnyside	Grab	Pegmatite	0.01
B00344936	470537	3908941	Sunnyside	Grab	Pegmatite	0.06
B00344937	470535	3908955	Sunnyside	Grab	Pegmatite	0.03
B00344938	470771	3909313	Sunnyside	Grab	Spodumene Pegmatite	1.97
B00344939	470787	3909346	Sunnyside	Grab	pegmatite	0.56
B00344942	470814	3909375	Sunnyside	Grab	Spodumene Pegmatite	2.91
B00344943	470803	3909378	Sunnyside	Grab	Spodumene Pegmatite	2.52
B00344944	470898	3909524	Sunnyside	Grab	Pegmatite	0.02
B00344945	470759	3909403	Sunnyside	Grab	Pegmatite	0.02
B00084601	474540	3915360	Area 5	Grab	Spodumene Pegmatite	1.56
B00374228	474574	3915526	Area 5	Grab	Spodumene Pegmatite	2.10
B00374229	474565	3915526	Area 5	Grab	Spodumene Pegmatite	1.86
B00374230	474555	3915536	Area 5	Grab	Pegmatite	0.80

Appendix 3: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All drill results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).

All results reported for rock chip samples are from surface outcrop, sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.  Locations of the samples were recorded with a hand held GPS unit.

XRD data reported is from two drill holes.  SGS Laboratories composited drill core sample pulps from mineralized pegmatite within the mineral resource.  Subsequently a sub-sample was collected from each of the two composites and analyzed at SGS Lakefield using Semi-Quantitative Mineral Identification by XRD (ME-LR-MIN-MET-MN-D03) method.  The composites were reconciled with a bulk chemistry whole rock analysis and/or other chemical data.

Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralization., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on selected drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimeter.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Criteria	JORC Code explanation	Commentary
Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the form the 12 holes reported was logged.

Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.
Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).
The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

uality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples were shipped to the SGS laboratory in Lakefield, Ontario.
The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
The analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.
Rock chip samples and selected drill core samples were analyzed using ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li and samples >5,000ppm were run using GE ICP90A.
Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).
Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.
Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-04	Geostats	9275	213
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174
Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill

Criteria	JORC Code explanation	Commentary

core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analyzed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
Rock chip samples were located with hand held GPS units, accuracies +/- 4m.  Nad83 zone17 coordinates were captured in the field in which they are reported.
All drill hole collar coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.
Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totaled and divided by the total drill length for the selected samples
All results reported for rock chip samples are from surface outcrop, sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

The drill holes were designed and oriented with inclinations ranging from -52.4 to -85.8 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.

Assay results in Appendix 1 are drill lengths and not true thicknesses.

All results reported for rock chip samples are from surface outcrop, sub-crop and float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.

Sample security	>The measures taken to ensure sample security.
Drill core samples and rock chip samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a license to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

All drill hole intercepts reported are for down hole thickness not true thickness.
Weighted averaging was used in preparing the intercepts reported.
The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.
Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.
Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.

All results reported for rock chip samples are from surface outcrop, sub-crop or float blocks.  The reported samples are considered as grab samples and do not represent a continuous sample over any width or length of the mineralized system.
Li% was converted to Li2O% by multiplying Li% by 2.153.

Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  The holes were drilled to the northwest and southeast with inclinations ranging between -52.4 and -85.8.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Appropriate diagrams, including a drill plan map and cross-section, are included in the main body of this report.

A location map of the areas from which rock chip samples have been collected is included in the main body of the text.  In addition, all rock sample data is listed in Appendix 2 with location details and analytical results for Li2O%

Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Core and Central property as well as other regional properties
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
Piedmont is currently undertaking a prefeasibility study of its planned lithium hydroxide chemical plant. This study is expected to be completed in Q2 2020